Exhibit 99.4

SCHEDULE OF SUPPORTING STOCKHOLDERS

Supporting Stockholder	Shares Beneficially Owned (1)(2)
Chad Stephens	1,899,716
Ralph D’Amico	765,813
Chad True	144,816
Glen Brown	170,053
Lee Canaan	138,578
John Pinkerton	126,167
Mark Behrman	348,638
Steven Packebush	223,861

(1)	As of May 8, 2025, as provided by the Issuer.

(2)	In calculating the number of Shares beneficially owned by each individual listed in this Schedule of Supporting Stockholders, Shares underlying (i) Time-Based Restricted Shares, (ii) Performance-Based Restricted Shares and (iii) DCP Units are included.